June 8, 2006



Ms. Keira Ino
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated May 25, 2006 regarding the Form 10-K for the year ended December 31, 2005 filed by Conseco, Inc. (File No. 001-31792)

Dear Ms. Ino:

As discussed on our recent telephone call, Conseco, Inc. will require additional time to respond to the comment in your letter dated May 25, 2006. The additional time is required to fully consider your request, determine the magnitude of changes in factors that are reasonably likely to occur, and provide adequate time for our independent registered public accounting firm to review our response. We currently plan to provide the requested information to you on June 20, 2006.

If you have any questions or further comments, please call me at (317) 817-6144.

Sincerely,


/s/ John R. Kline
---------------------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer